Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • 818-879-6834 • Fax 818-879-6613 Email: jeffrey_conner@na.dole.com
Jeffrey Conner
Vice President, Associate General Counsel and Assistant Secretary
VIA EDGAR
December 23, 2008
Susann Reilly
Securities and Exchange Commission
Washington, D.C. 20549
Re:	Dole Food Company, Inc. File No. 1-04455 Form 10-K for Fiscal Year Ended December 29, 2007 and Filed April 25, 2008
Dear Ms. Reilly:
Further to our conversation of December 22, 2008 in connection with the Commission’s comment letter to David A. DeLorenzo from John Reynolds dated December 19, 2008, we hereby request an extension for responding to the comment letter. The comment letter asked that we respond within 10 business days after the date of your letter, which would be Tuesday, January 6. As I mentioned to you, some of the key people at Dole who need to work on our response are on vacation, and will not return to the office until January 5, 2009. Accordingly, we respectfully request that you agree to an extension until January 19, 2009 for us to respond, which is 10 business days after January 5, 2009.

Best regards,
/s/ Jeffrey Conner
Jeffrey Conner